Exhibit 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Gold Standard Ventures Corp. (the “Company”) of our reports dated March 25, 2022, relating to the consolidated financial statements of the Company and the effectiveness of the Company’s internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-248661) and Form S-8 (File No. 333-225533) of the Company of our report dated March 25, 2022 referred to above.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 29, 2022